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                 July 18, 2022

       Eric J. Cremers
       Chief Executive Officer
       POTLATCHDELTIC CORP
       601 West First Avenue, Suite 1600
       Spokane, WA 99201

                                                        Re: POTLATCHDELTIC CORP
                                                            Registration
Statement on Form S-4
                                                            Filed July 11, 2022
                                                            File No. 333-266076

       Dear Mr. Cremers:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Melanie Singh at 202-551-4074 or Ruairi Regan at 202-551-3269 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction
       cc:                                              Eric A. DeJong, Esq.